

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Don Quinby
Chief Financial Officer
Freight Technologies, Inc.
2001 Timberloch Place, Suite 500
The Woodlands, Texas 77380

> **Re: Freight Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed April 14, 2025**
> **File No. 001-38172**

Dear Don Quinby:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Management's Discussion and Analysis, page 44
Revenues, page 45

1. Please expand your disclosures to include a summary table of the non-financial operating measures for each period, as pertaining to revenues of the Freight Transportation Brokerage and Dedicated Capacity segments, including measures that are specific to your FTL, LTL, and ocean container shipments, and the shipping capacity sold, to comply with Item 303(a) of Regulation S-K.

    For example, these should include volumetric and unitary measures such as the number of shipments, miles transported, trucks providing capacity, average prices per unit, and any other details that are correlated with your peformance obligations and relevant to understanding the activity that is reflected in your financial statements.

    Please also disclose the extent to which material changes in revenues are attributable to changes in volumes, and separately to changes in prices, product mix, and other factors to comply with Item 303(b) and (b)(2) of Regulation S-K.

Costs of Revenues, page 45

2.   Please expand your discussion and analysis pertaining to cost of revenues as necessary to clearly describe the composition and nature of items included in your costs of revenues; and include corresponding details adjacent to your revenue recognition accounting policy disclosures on pages F-14 and F-15 of the financial statements.

As you appear to disclose a measure of gross margin that excludes depreciation and amortization that is related to cost of revenue, this would be considered a non-GAAP measure. If the measure is incomplete and you wish to retain the non-GAAP measure, please revise the label and add disclosures to comply with item 10(e) of Regulation S-K, including presenting and discussing the most directly comparable GAAP measure, with equal or greater prominence, and including a reconciliation.

Under this scenario we believe the most directly comparable GAAP measure would be gross margin, reflecting all costs of sales. However, if depreciation and amortization is not attributable to cost of sales, explain to us your view and the reasons for the parenthetical captions utilized in your financial presentations.

Other Income and Expenses, page 47

3.   We note that you report a gain of $1.6 million in 2024 resulting from extinguishments of convertible notes issued in 2023 and promissory notes issued in 2024, having Freight Opportunities, LLC as the counterparty, according to the disclosures on pages F-20 and F-23. On page 62, you indicate this entity, along with Freight Opportunities II, LLC, collectively beneficially own or control 91.1% of your shares.

Please expand your disclosure herein to provide further details regarding the terms of the cancellation agreements, and of the obligations that have been extinguished, including the circumstances precipitating the event, the principal and interest balances of the notes that were cancelled, and any related consideration or contingency.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 50

4.   We note that you have endeavored to provide certain required information about your relationships with three accounting firms that had been engaged to conduct auditing and review services. However, various representations and dates within these disclosures are inconsistent with prior disclosures or not clearly aligned. Please revise your disclosures as necessary to correct errors and misrepresentations to include revisions that address the following points.

- Your statement that UHY LLP resigned is not consistent with the report that you filed on July 10, 2024, which indicates that UHY LLP was dismissed.

- Your statement that Marcum LLP was engaged on June 20, 2024 is not consistent with the report that you filed on January 10, 2025, which indicates that Marcum LLP was engaged August 22, 2024.

- It appears that you intended to specify the periods prior to your dismissal of Marcum LLP in the sixth paragraph, in making a representation about whether or not there were disagreements or reportable events, although you reference an interim period that is not aligned with the date of their dismissal, and is not consistent with the report that you filed on January 10, 2025, which covers the period up to the date of dismissal.

- You have duplicate representations in the first and fifth paragraphs stating that Marcum LLP "has not provided any audit services to the Company subsequent to July 4, 2024" (which is the date that you also associate with the resignation of UHY LLP). Clarify whether these are accurate with respect to Marcum LLP, or if one of these should pertain to UHY LLP, and if a different date is needed to align with the audit and review work of Marcum LLP.

- Your statement that Marcum LLP resigned is not consistent with the report that you filed on January 10, 2025, which indicates that you dimissed Marcum LLP.

- You have duplicate representations in the third and seventh paragraphs about a letter from Marcum LLP that is filed as an exhibit. Clarify whether one of those was intended to express something similar with respect to UHY LLP.

- The seventh paragraph indicates that you asked Marcum LLP to provide a letter regarding the views of UHY LLP, which does not correlate with the disclosure requirement or the contents of the letter that you have filed as an exhibit.

- Your representation in the last paragraph regarding the engagement of TAAD LLP and whether the firm had been consulted with respect to certain matters prior to its engagement, does not fulfill the disclosure requirement because you reference Marcum LLP instead.

5. We note your disclosures indicating that you engaged Marcum LLP as your independent registered public accounting firm on June 20, 2024, and that the firm resigned on January 7, 2025.

    Please explain to us the reasons that Marcum LLP resigned, including details of any precipitating circumstances and any communications involving the company during the period of the engagement. Please also describe for us in reasonable detail the extent to which the firm had conducted audit and review work during the period of their engagement, including details of the scope of procedures performed, and the extent of any such work that was conducted in your offices or facilities, and tell us the amount of any fees that you paid to Marcum LLP in connection with their services and explain how those fees have been reported in the table on page 64.

Controls and Procedures, page 51

6.   We note you disclosure indicating internal control over financial reporting (ICFR) was assessed and found to be not effective at December 31, 2024 due to significant deficiencies and material weaknesses in ICFR, including certain "invoice and fulfilment reconciliations with the customer and general ledger entries related to dedicated service invoices and adjustments thereto were not always completed in a timely manner for internal reporting purposes."

Given the areas of overlap between ICFR and disclosure controls and procedures (DCP), and considering the nature of the material weaknesses and the various disclosure concerns outlined in the other comments in this letter, please clarify how you would conclude that DCP were effective at December 31, 2024.

Principal Accountant Fees and Services, page 64

7.   We note your disclosures about All Other Fees on page 65 indicating the independent accountant may have been compensated "for products and services" although also stating that the principal accountant was not engaged to render any services during the last two fiscal years other than as indicated in the other fee classifications.

However, given that you report having paid the independent accountant $111,750 for products and services that were incremental to the audit and review services, it appears that you should expand your disclosure to describe the nature of the services that your accountant provided to comply with Item 14(4) of Form 10-K.

Please submit the disclosures that you propose to address this requirement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation